UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

QUAINT OAK BANCORP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
74732T106
(CUSIP Number)
May 16, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] [X] [_]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74732T106	Page 2 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Jeffrey Thorp IRA Rollover, Merrill Lych, Pierce, Fenner & Smith, Inc. as Custodian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 62,748 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 62,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,748

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 74732T106	Page 3 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Jeffrey Thorp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 75,248 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 75,248

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,248

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74732T106	Page 4 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Lisa S. Thorp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 12,500 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 12,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 74732T106	Page 5 of 10 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Quaint Oak Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

607 Lakeside Drive

Southhampton, PA 18966

Item 2(a).	Name of Persons Filing:

(i) Jeffrey Thorp IRA Rollover, Merrill Lynch, Pierce, Fenner & Smith, Inc. as Custodian (“Jeffrey Thorp IRA Rollover”), (ii) Jeffrey Thorp (“Jeffrey Thorp”) and (iii) Lisa S. Thorp (“Lisa Thorp” and together with Jeffrey Thorp IRA Rollover and Jeffrey Thorp, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

954 Third Avenue, No. 705

New York, NY 10022

Item 2(c).	Citizenship:

See row 4 of each Reporting Person’s cover page.

Item 2(d).	Title of Class of Securities:

Common stock, $.01 par value per share, of Quaint Oak Bancorp, Inc. (the “Company”)

Item 2(e).	CUSIP Number:

74732T106

Item 3.	Not Applicable.
Item 4.	Ownership.

For Jeffrey Thorp IRA Rollover:

(a)	Amount beneficially owned:

62,748 shares of Common stock are owned of record by Jeffrey Thorp IRA Rollover.

(b)	Percent of class:

CUSIP No. 74732T106	Page 6 of 10 Pages

SCHEDULE 13G

4.5% of the total outstanding shares of Common stock. This percentage is based upon the 1,388,625 shares of Common stock issued and outstanding, as reported in the Form 10-Q of the Company for the period ending March 31, 2008.

(c)	Number of shares to which Jeffrey Thorp IRA Rollover has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 62,745
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose of or direct the disposition of: 62,745

For Jeffrey Thorp:

(a)	Amount beneficially owned:

75,248 shares, 62,748 of which are owned of record by Jeffrey Thorp IRA Rollover and 12,500 shares of which are owned of record by Jeffrey Thorp.

(b)	Percent of class:

5.4% of the total outstanding shares of Common stock. This percentage is based upon the 1,388,625 shares of Common stock issued and outstanding, as reported in the Form 10-Q of the Company for the period ending March 31, 2008.

(c)	Number of shares to which Jeffrey Thorp has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 75,248
(v)	Sole power to dispose or to direct the disposition of: -0-
(vi)	Shared power to dispose of or direct the disposition of: 75,248

CUSIP No. 74732T106	Page 7 of 10 Pages

SCHEDULE 13G

For Lisa S. Thorp:

(a)	Amount beneficially owned:

12,500 shares of Common stock are owned of record by Lisa S.Thorp.

(b)	Percent of class:

0.9% of the total outstanding shares of Common stock. This percentage is based upon the 1,388,625 shares of Common stock issued and outstanding, as reported in the Form 10-Q of the Company for the period ending March 31, 2008.

(c)	Number of shares to which Lisa S. Thorp has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 12,500
(vii)	Sole power to dispose or to direct the disposition of: -0-
(viii)	Shared power to dispose of or direct the disposition of: 12,500

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

CUSIP No. 74732T106	Page 8 of 10 Pages

SCHEDULE 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74732T106	Page 9 of 10 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 27, 2008

JEFFREY THORP IRA ROLLOVER, MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. AS CUSTODIAN
By:	/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Lisa S. Thorp
Lisa S. Thorp

CUSIP No. 74732T106	Page 10 of 10 Pages

SCHEDULE 13G

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the attached Schedule 13G (including amendments thereto) and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on May 27, 2008.

JEFFREY THORP IRA ROLLOVER, MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. AS CUSTODIAN
By:	/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Lisa S. Thorp
Lisa S. Thorp